UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 18, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD AND

PROPOSED NOMINATION OF DIRECTORS CANDIDATES

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 21st ordinary meeting (the “Meeting”) of the eighth session of the board of directors of the Company (the “Board”) was held by way of telecommunications on 15 March 2019.

Mr. Liu Shaoyong, the chairman of the Company, Mr. Lin Wanli, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being independent non-executive directors of the Company, and Mr. Yuan Jun, the employee representative director of the Company, participated in the Meeting.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	Considered and approved the resolution regarding the nomination of candidates for the Directors.

Approved the nomination of Mr. Li Yangmin and Mr. Tang Bing as the candidates for Directors and decided to submit the resolution to the latest general meeting of the Company for consideration and approval. The biography of Mr. Li Yangmin (“Mr. Li”) and Mr. Tang Bing (“Mr. Tang”) are as follows:

Mr. Li Yangmin, aged 55, is currently the vice president and a vice party secretary of the Company, and a director, the president and a vice party secretary of China Eastern Air Holding Company (the “CEA Holding”). Mr. Li joined the civil aviation industry in 1985. He was previously the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of China Northwest Airlines (中國西北航空公司), the general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and a vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as safety director of the Company from July 2010 to December 2012. He became a party member of CEA Holding since May 2011. He served as a Director from June 2011 to August 2018 and a party secretary of the Company from June 2011 to December 2017. Mr. Li has been serving as a vice party secretary of CEA Holding since August 2016 and as a vice president of CEA Holding from August 2016 to February 2019. He has been acting as a vice party secretary of the Company since December 2017. He has been a director and president of CEA Holding since February 2019. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an executive master of business administration degree from Fudan University. He is also a qualified professor-level senior engineer.

There is no service contract entered into between Mr. Li and the Company in respect of his proposed appointment as a Director. The remuneration of Mr. Li will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above: (i) Mr. Li does not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) Mr. Li has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Li has no other major appointment or professional qualification; (iv) Mr. Li does not have any other relationship with any Director, senior management or substantial or controlling Shareholder of the Company; and (v) Mr. Li does not have, or is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointment of Mr. Li which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

Mr. Tang Bing, aged 52, is currently a vice president of the Company, and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of Zhuhai Motianyu Engine Repair Limited Company (珠海摩天宇發動機維修有限公司), office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited (重慶航空有限公司). From December 2007 to May 2009, he served as the chief engineer and general manager of the aircraft engineering department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as the president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co. Ltd. from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co. Ltd. from January 2012 to January 2018. He has been serving as a vice president of the Company since February 2010, and was appointed as a party member of CEA Holding in May 2011 and has been a Director from June 2012 to August 2018. He has been a vice president of CEA Holding from December 2016 to February 2019 and was appointed as a director and vice party secretary of CEA Holding since February 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree from the Administration Institute of Sun Yatsen University, an executive master of business administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

There is no service contract entered into between Mr. Tang and the Company in respect of his proposed appointment as a Director of the Company. The remuneration of Mr. Tang will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above: (i) Mr. Tang does not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) Mr. Tang has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Tang has no other major appointment or professional qualification; (iv) Mr. Tang does not have any other relationship with any Director, senior management or substantial or controlling Shareholder of the Company; and (v) Mr. Tang does not have, or is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointment of Mr. Tang which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

II.	Considered and approved the resolution regarding the appointment of president of the Company.

Agreed to appoint Mr. Li as the president of the Company, for a term of office in line with the current session of the Board.

III.	Considered and approved the resolution regarding the resignation of a vice president of the Company.

Approved the resignation of Mr. Tang from the position as a vice president of the Company due to change in work responsibilities.

Mr. Tang confirmed that there is no disagreement between him and the Board, and there is no matter relating to his resignation as a vice president of the Company that needs to be brought to the attention of the Shareholders.

The Board would like to express its sincere gratitude to Mr. Tang for his contribution to the Company’s development during his tenure of office as a vice president of the Company.

IV.	Considered and approved the resolution regarding the convening of the general meeting of the Company.

Agreed the Company to convene the general meeting and authorized the chairman of the Company to publish the notice of the general meeting

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary

Shanghai, the People’s Republic of China

15 March 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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